

SEC

19007560

DB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69298

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ROSE & CO. CAPITAL ADVISIORS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 W. 57TH ST. #6c

(No. and Street)

NEW YORK   **NEW YORK**   **10019-3311**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
R.K. BRUCE, JR. CPA 502-299-4993

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MCM CPAs & ADVISORS LLP

(Name – *if individual, state last, first, middle name*)

2600 MEIDINGER TOWER   **LOUISVILLE**   **KY**   **40202**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [✔] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, Simon Rose _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
ROSE & CO. CAPITAL ADVISIORS LLC _____ , as
· of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO/Managing Member
_____

_____
Notary Public

SUSAN A. DIBAT
Notary Public, State of Indiana
Floyd County
Commission # 682179
My Commission Expires
March 21, 2024

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [✓] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Rose & Co. Capital Advisors, LLC

Financial Statements

For the Years Ended

December 31, 2018 and 2017

Rose & Co. Capital Advisors, LLC

Table of Contents



CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
Rose & Co. Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Rose & Co. Capital Advisors, LLC (the "Company"), as of December 31, 2018 and 2017, the related statements of operations, members' equity and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rose & Co. Capital Advisors, LLC as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rose & Co. Capital Advisors, LLC's management. Our responsibility is to express an opinion on Rose & Co. Capital Advisors, LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rose & Co. Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Kentucky

Indiana

Ohio

MCM CPAs & Advisors LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Report of Independent Registered Public Accounting Firm (Continued)

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audits of Rose & Co. Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Rose & Co. Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rose & Co. Capital Advisors, LLC's auditor since 2014.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 27, 2019

Rose & Co. Capital Advisors, LLC
Statements of Financial Condition
December 31, 2018 and 2017

	2018	2017
Assets		
Cash and cash equivalents	$ 157,766	$ 136,592
Accounts receivable	-	25,000
Prepaid expenses	718	-
Total Current Assets	158,484	161,592
Computer Equipment, at costs less accumulated depreciation of $1,328 and $1,036	130	421
Total Assets	$ 158,614	$ 162,013
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$ 28,258	$ -
Total Liabilities	28,258	-
Members' Equity	130,356	162,013
Total Liabilities and Members' Equity	$ 158,614	$ 162,013

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Operations
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenues	$ 80,331	$ 47,500
Expenses		
Advisory fees	72,831	-
Technology and communications	3,051	2,296
Legal and professional fees	2,697	782
Financial and accounting fees	13,994	13,980
Licensing and FINRA fees	3,117	8,534
Occupancy, insurance and equipment depreciation	15,485	8,286
Office expense and supplies	467	276
Taxes and licenses	346	346
Total Expenses	111,988	34,500
Net (Loss) Income from Operations	$ (31,657)	$ 13,000

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Members' Equity
For the Years Ended December 31, 2018 and 2017

	2018	2017
Balance at January 1	$ 162,013	$ 121,513
Member contributions	-	27,500
Net (loss) income	(31,657)	13,000
Balance at December 31	$ 130,356	$ 162,013

See accompanying notes.

Rose & Co. Capital Advisors, LLC
Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017

	2018	2017
Cash Flows from Operating Activities		
Net (Loss) Income	$ (31,657)	$ 13,000
Adjustments to reconcile net (loss) income to net		
cash provided by (used in) operating activities:		
Depreciation	291	292
Decrease (increase) in accounts receivable	25,000	(25,000)
Increase in prepaid expenses	(718)	-
Increase (decrease) in accounts payable	28,258	(173)
Net Cash Provided by (Used in) Operating Activities	21,174	(11,881)
Cash Flows from Financing Activities		
Member contributions	-	27,500
Net Cash Provided by Financing Activities	-	27,500
Net Increase in Cash and Cash Equivalents	21,174	15,619
Cash and Cash Equivalents at the Beginning of the Year	136,592	120,973
Cash and Cash Equivalents at the End of the Year	$ 157,766	$ 136,592

See accompanying notes.

Note A - Nature of Organization and Operations

Rose & Co. Capital Advisors, LLC ("the Company"), a Delaware limited liability company located in New York, New York, is registered as a securities broker/dealer under the Securities Exchange Act of 1934 and is registered with the Financial Industry Regulatory Authority. The Company is primarily engaged in providing independent investment banking advisory services to a myriad of clients and industries. The Company's core advisory practice includes mergers and acquisitions, financial restructuring, underwriting or selling securities (other than mutual funds) on a best efforts or firm commitment basis, and in private placement of securities as a selling group member.

Note B - Summary of Significant Accounting Policies

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative GAAP.

2. Accounting Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

3. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

4. Cash and Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

5. Accounts Receivable: Management considers all accounts receivable to be collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

6. Revenue and Cost Recognition: Virtually all of the Company's revenues derive from M&A transaction services. Revenue is recognized as services are performed and earned per the contract. The contract generally requires an upfront non-refundable retainer, a payment when the definitive agreement is signed and the balance due upon closing. In each case, no amount is due until the stipulated milestone event occurs and such amount is nonrefundable upon receipt. After the customer contract is signed, the Company commences its efforts to find a qualified counterparty to the customer's M&A transaction. At contract inception there is no assurance or likelihood any of the subsequent milestone events will occur due to the significant uncertainties in such transactions and the buyer and seller reaching a mutually agreed upon valuation with which to close.

    The Company has concluded a performance obligation exists for each milestone event (transaction closing and definitive agreement, where applicable) correlating with a fee amount due. In some circumstances the fee amount is stipulated and in others, the fees are determined as a percentage of the transaction value. The Company also believes the contractual fee amount for each milestone event is representative of the fair value for such performance obligation. Accordingly, the Company recognizes revenue as each performance obligation is achieved (point in time).

    Expenses associated with service activities, such as consultant fees (see Notes C and E), are recognized concurrently with the revenues.

Note B - Summary of Significant Accounting Policies (Continued)

7.   Income Taxes: The Company, effective January 1, 2018, converted to a multi-member limited liability company and is taxed as a partnership.   Therefore, net (loss) income for federal and state income tax purposes is passed through to the members.   Prior to 2018, the Company was organized as a single-member limited liability company and taxed as a sole proprietorship.

The Company recognizes uncertain income tax positions using the "more-likely-than-not" approach as defined in the ASC.   No liability for uncertain tax positions has been recorded in the accompanying financial statements. The Company's 2015-2018 tax years remain open and subject to examination

Note C - Related Party Transactions

Simon Rose, an individual, owned 65% of the Company in 2018 and 100% in 2017, as well as 100% of Audeamus, LLC in both years. A 70% owned affiliate of Audeamus, LLC, Rose & Company Holding, LLC, provides the administrative and overhead expense of the Company. As such only directly billed invoices to the Company will be the responsibility of the Company.   The Company entered into a lease agreement with Audeamus for its allocated share of the office it subleases from Mr. Rose.   Monthly rent for the office is $1,200 per month. Rent was $14,400 and $7,200 respectively, for each year 2018 and 2017.

The Company has no employees of its own but will contract with the affiliate under a commission or consulting arrangement to provide the resources for specific project needs.

The affiliate provides general administrative and related services to the Company with no allocation of costs.

Note D - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum "net capital," as defined by the rule.   At December 31, 2018 and 2017, the Company had net capital, as defined, $130,226 and $161,592, respectively, which is in excess of the minimum requirement for the Company of $100,000.

Note E - Concentrations of Risk

The Company is dependent on the affiliate for administrative support.

Note F - Recent Accounting Pronouncements

On May 28, 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, to supersede nearly all existing revenue recognition guidance under GAAP. On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("Topic 606"), using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018, are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with its historic accounting under Topic 605.

There was no impact to retained earnings as of January 1, 2018, or to revenue for the year ended December 31, 2018, after adopting Topic 606, as revenue recognition and timing of revenue did not change as a result of implementing Topic 606.

Note F - Recent Accounting Pronouncements (Continued)

In February 2016, the FASB issued ASU 2016-02, Leases. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for the calendar year ending December 31, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the income statement will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for the calendar year ending December 31, 2020.

Supplementary Information

Rose & Co. Capital Advisors, LLC
Schedule 1 - Computation of Net Capital Under Rule 15c3-1
 of the Securities and Exchange Commission
For the Years Ended December 31, 2018 and 2017

	2018	2017
Net Capital		
Total Member's Equity	$ 130,356	$ 162,013
Non-Allowable Assets	(130)	(421)
Net Capital	$ 130,226	$ 161,592
Aggregate Indebtedness	$ 28,258	$ -
Computation of basic net capital requirement:		
Minimum net capital required	$ 100,000	$ 100,000
Excess net capital	$ 30,226	$ 61,592
Ratio of aggregate indebtedness to net capital	.22 to 1	-
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31):		
Net capital, as reported in Company's FOCUS report	$ 130,226	$ 161,592
Net capital per above	$ 130,226	$ 161,592

See report of independent registered public accounting firm.



CPAs & ADVISORS

Report of Independent Registered Public Accounting Firm

To the Members
Rose & Co. Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Rose & Co. Capital Advisors, LLC Exemption Report, in which (1) Rose & Co. Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MCM CPAs & Advisors LLP

Louisville, Kentucky
February 27, 2019

-11-

Kentucky

Indiana

Ohio

MCM CPAs & Advisors LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal – An Association of Independent Accounting Firms

Rose & Co. Capital Advisors, LLC
Exemption Report

Rose & Co. Capital Advisors, LLC
130 West 157th Street, Suite 6C
New York, NY 10019

SEC File No.: 8-69298
CRD No.: 168274

Fiscal Year Ended December 31, 2018

Rose & Co. Capital Advisors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(i);

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Robert Brinberg, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CCO